BLACKLIST CAPITAL

Blacklist Equity Fund, LLC
A fund of Blacklist Capital, Inc

50 Jericho Tpke
Suite 1209
Jericho, NY 11753
T: 212-641-0120
W: www.BlacklistCapital.com

February 5th, 2020

To Whom it May Concern:

The manager of Blacklist Equity Fund, LLC, certifies that these financial statements are accurate as of February 5th, 2020.

With Regards,

Fahad Rajput, Managing Member
Blacklist Equity Fund, LLC
E: fr@blacklistcapital.com
C: 516-309-0480

Blacklist Equity Fund, LLC — Balance Sheet

2/05/2020

Assets

Current assets:	Previous Year	Current Year
Cash	-	-
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**-**	**-**

Fixed assets:	Previous Year	Current Year
Property and equipment	-	-
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**-**	**-**

Other assets:	Previous Year	Current Year
Goodwill	-	-
Total other assets	**-**	**-**

Total assets	**-**	**-**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	2,500	2,500
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**2,500**	**2,500**

Long-term liabilities:	Previous Year	Current Year
Mortgage payable	-	-
Total long-term liabilities	**-**	**-**

Owner's equity:	Previous Year	Current Year
Investment capital	-	-
Accumulated retained earnings	-	-
Total owner's equity	**(2,500)**	**(2,500)**

Total liabilities and owner's equity	**(2,500)**	**(2,500)**
Balance	**(2,500)**	**(2,500)**

Income Statement

Blacklist Equity Fund, LLC
1/1/2019-12/30/2019

Financial Statements in U.S. Dollars

Revenue			
Gross Sales		0	
Less: Sales Returns and Allowances		0	
Net Sales			0
Cost of Goods Sold			
Beginning Inventory		0	
Add:	Purchases	0	
	Freight-in		
	Direct Labor		
	Indirect Expenses	0	
Inventory Available		0	
Less: Ending Inventory			
Cost of Goods Sold			0
Gross Profit (Loss)			0
Expenses			
Advertising		0	
Amortization		0	
Bad Debts		0	
Bank Charges		0	
Charitable Contributions		0	
Commissions		0	
Contract Labor		0	
Depreciation		0	
Dues and Subscriptions		0	
Employee Benefit Programs		0	
Insurance		0	
Interest		0	
Legal and Professional Fees		2,500	
Licenses and Fees		0	
Miscellaneous		0	
Office Expense		0	
Payroll Taxes		0	
Postage		0	
Rent		0	
Repairs and Maintenance		0	
Supplies		0	
Telephone		0	
Travel		0	
Utilities		0	
Vehicle Expenses		0	
Wages		0	
Total Expenses			2,500
Net Operating Income			(2,500)
Other Income			
Gain (Loss) on Sale of Assets		0	
Interest Income		0	
Total Other Income			0
Net Income (Loss)			(2,500)